BIRCH MOUNTAIN RESOURCES LTD.

NOTICE OF AN ANNUAL GENERAL AND SPECIAL MEETING OF COMMON

SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT an Annual General and Special Meeting (the “Meeting”) of holders of common shares of Birch Mountain Resources Ltd. (the “Corporation”) will be held at The Calgary Chamber of Commerce, Enmax Ballroom, 100-6th Avenue S.W., Calgary, Alberta T2P 0P5 at 3:30 p.m. (Mountain Standard Time), on Thursday, May 25, 2006, for the following purposes:

1.

to receive and consider the Annual Financial Report of the Board of Directors to the shareholders, including the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005;

2.

to fix the Board of Directors of the Corporation at eight (8) members;

3.

to elect the Board of Directors for the ensuing year;

4.

to appoint Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, as the auditors of the Corporation for the ensuing financial year and to authorize the Board of Directors to fix their remuneration;

5.

to approve and adopt, with or without modification, the ordinary resolution as more particularly set forth in the management information circular, relating to the approval of the 2006 Stock Option Plan of the Corporation, prepared in compliance with the requirements for stock option plans of both the TSX Venture Exchange and the Toronto Stock Exchange; and

6.

to transact such other business as may be properly brought before the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 25th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Signed”

Douglas J. Rowe

President and Chief Executive Officer

It is desirable that as many shares as possible be represented at the meeting.  If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose.  All proxies, to be valid, must be deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the Meeting or any adjournment thereof.